Exhibit 1.2

Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

CDC Software Enlists CMT Latin America Into Franchise Partner Program

Investments in Latin American Distributor to Fund Market Expansion and Sales Programs for CRM Product Lines

ATLANTA, July 6, 2006 – CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of enterprise software applications, today announced that CMT Latin America has joined the company’s Franchise Partner Program. The program, which includes $20 million designated for investment in channel partners, was recently launched by CDC Software to establish strategic relationships with franchise partners in selected geographies to accelerate mutual business expansion.

CMT Latin America has been a successful partner, representing CDC Software for eight years. As a distributor of the Pivotal CRM product line, CMT has signed on new customers in seven countries, including Monsanto Argentina, Corpbanca Chile, Canon Brazil and Prochemex of Mexico, as well as Syngenta and Telefonica Empresas, each operating throughout Latin America. CMT has more than 40 certified professionals operating from its regional development center in Rosario, Argentina, as well as its other offices in Buenos Aires, Argentina; Santiago, Chile; Sao Paulo, Brazil; and DF Mexico. CMT is a Gold Certified Partner of Microsoft Corporation.

Through the Franchise Partner Program, CDC Software is working with selected partners in high-growth geographies, including Eastern Europe, the Middle East, Latin America, India, China and Asia/Pacific. Providing direct cash investments, equity investments, lines of credit and combinations of these, CDC Software is investing up to $20 million in selected distribution partners.

In the case of CMT Latin America, CDC Software will acquire a 10 percent equity stake in the company, with an option to acquire an additional 9.9 percent. CMT will also receive funding in an undisclosed amount to support its expanded marketing and sales activities in Argentina, Chile, Brazil and Mexico. In addition to selling the Pivotal CRM products in Latin America, CMT will begin selling CDC Software’s recently acquired c360 add-on products for Microsoft Dynamics CRM.

“Selling and supporting the Pivotal CRM applications, we have established a very strong partnership with CDC Software,” said Daniel Altomonte, president of CMT Latin America. “We are very proud to have earned this position in the Franchise Partner Program. Through our expertise and focus in CRM applications, the expanded solution set including Pivotal CRM and c360, and the substantial financial backing of CDC Software, we will move quickly to grow our business and leadership position in Latin America.”

“By putting our significant cash reserves to work, we are rapidly strengthening our presence in key geographies targeted for growth,” said Oscar Pierre, senior vice president of Latin America for CDC Software. “Many enterprise software companies struggle to truly capture mindshare and commitments as they leverage third-party resellers and distributors to expand globally. We believe our unique approach, based on mutual commitment, will ensure success for CDC Software and our franchise partners in our strategic geographies.”

CDC Software continues to seek, and is in negotiation with, additional resellers and distributors for its Franchise Partner Program around the world.

About CMT Latin America

Since 1998, CMT develops, deploys and supports evolving business solutions for Customer Relationship Management in Latin America. CMT Latin America distributes Pivotal CRM products throughout the region. CMT has successfully deployed CRM projects in mid-sized and large organizations from various industries, such as agribusiness, banking, financial services, healthcare, technology, manufacturing, public utilities, transportation and communications, insurance and retail. The company has important customers including Monsanto, Nec, Canon, Accor Services and Telefonica Empresas. CMT has offices in Argentina, Chile, Brazil and Mexico and has developed seasoned projects also in Peru, Guatemala, Colombia, Canada, the U.S. and Spain. Its regional development center is located in Rosario, Argentina. CMT Latin America is also a Microsoft Gold Certified Partner. More information is available at www.cmt-la.com, www.cmt-pivotal.com .

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA). For more information, please visit www.cdcsoftware.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website: www.cdccorporation.net

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the acquisition of an equity stake and option for additional equity in CMT Latin America, development of CDC Software’s Franchise Partner Program, future opportunities with channel partners, future development of enterprise software on a global scale, growth in CDC Software’s business in targeted geographic markets and the ability to provide expansion and support to developing countries. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the completion of the acquisition of an equity stake and option for additional equity in CMT Latin America, the ability to make changes in business strategy, development plans and product offerings; the ability to identify and enlist additional partners in the Franchise Partner Program and the development of the enterprise software sector on a global scale. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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